GREAT AMERICAN GROUP, INC.

590 Madison Avenue

New York, New York 10022

July 17, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	Great American Group, Inc.
Registration Statement on Form S-4 (File No. 333-159644)

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on Friday, July 17, 2009, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•

the company may not assert staff comments or the Declaration of Effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark D. Klein
Mark D. Klein Chief Executive Officer and Chief Financial Officer